Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

Conference Call Transcript

PEP - PepsiCo Reaches Merger Agreements with Pepsi Bottling Group and PepsiAmericas Conference Call

Event Date/Time: Aug 04, 2009 / 01:30PM  GMT

CORPORATE PARTICIPANTS

Lynn Tyson
PepsiCo - SVP, IR

Indra Nooyi
PepsiCo - Chairman & CEO

Eric Foss
Pepsi Bottling Group - Chairman & CEO

Bob Pohlad
Pepsi Americas - Chairman & CEO

Richard Goodman
PepsiCo - CFO

CONFERENCE CALL PARTICIPANTS

Kaumil Gajrawala
UBS - Analyst

Carlos Laboy
Credit Suisse - Analyst

John Faucher
JPMorgan Chase - Analyst

Bill Pecoriello
Consumer Edge Research - Analyst

PRESENTATION

Operator

Good morning and welcome to PepsiCo's conference call. Your lines have been placed on listen-only until the question-and-answer session. (Operator Instructions). Today's call is being recorded and will be archived for 14 days. It is now my pleasure to introduce Ms. Lynn Tyson, Senior Vice President of Investor Relations. Ms. Tyson, you may begin.

Lynn Tyson - PepsiCo - SVP, IR

Thank you, operator. With me today from PepsiCo are Chairman and CEO, Indra Nooyi and CFO, Richard Goodman. Also joining us are Eric Foss, Chairman and CEO of the Pepsi Bottling Group and Bob Pohlad, Chairman and CEO of Pepsi Americas.

We will start the call off with some prepared comments from Indra, Eric and Bob and then Richard will talk about the financial impact of the transaction. Then we will move to Q&A and end with closing comments from Indra.

I encourage you to review the deck we have posted on our website, PepsiCo.com/investors, which augments our comments today. During today's call, unless otherwise noted, all references to EPS growth, net revenue growth and division operating profit growth are on a core constant currency basis. And I encourage you to read our Q2 release for more detail.

Before we begin, please take note of our cautionary statement. This conference call includes forward-looking statements based on currently available information, operating plans and projections about future events and trends. Our actual results could differ materially from those predicted in such forward-looking statements, but we undertake no obligation to update any such statements whether as a result of new information, future events or otherwise. Please see our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and subsequent reports on Form 10-Q and 8-K.

And finally, you should refer to the Investors section of PepsiCo's website under Financial News to find disclosures and reconciliations of non-GAAP financial measures that may be used by management when discussing PepsiCo's financial results. And with that, I will turn the call over to Indra.

Indra Nooyi - PepsiCo - Chairman & CEO

Thanks, Lynn. Since we've released earnings last month, I have had an opportunity to speak with many of you. And I know you are as pleased as I am to see that we have entered into a definitive merger agreement with both PBG and PAS. Before I hand it over to Richard to go through the particulars of the agreements and financial implications, I wanted to take a moment to address two questions many of you have raised in the meetings we held with you over the past two weeks.

First, you asked if the strategic rationale behind this bottling consolidation still holds. Second, you wanted to know what the system benefits were. In response to the first question, to us, the strategic rationale behind this consolidation has been significantly reinforced as we have continued to watch the evolution of the North American beverage business over the past few months.

As I said to you in April, we believe in the North American beverage business, but we also know it is fundamentally different in every way from the category we saw in 1999 when we spun off the bottlers and that evolution will continue in the future. The operating model that exists right now makes it very difficult for any participant in the LRB business to deliver sustainable top-line growth in profitability over the long term because the profit pool for any system is not growing enough in total to reinvest in the business and feed the appetites of multiple growth companies.

The steps we are taking to consolidate our anchor bottlers back into PepsiCo will allow us to vertically integrate our business, reduce costs and focus our system resources on driving growth and innovation, enabling us to provide better value and service to our consumers and customers globally while delivering value to our shareholders.

In short, we believe we are taking a very important step to strategically reshape the North American beverage business, which then leads to the second question we have been asked by investors, whether we expect to get the same system benefits we shared with you in April. The answer to this is also yes. And after spending time with Eric and Bob, I am even more convinced of the near and long-term benefits. And that is why we have increased our synergy levels from $200 million to $300 million by 2012.

In April, we cited several key benefits from this transaction. First, we said the consolidation of 80% of our total beverage volume in North America will allow for improved speed of decision-making across the Company and the elimination of friction points resulting from competing manufacturing and distribution systems. With the retail environment getting increasingly concentrated and difficult, this will give us a strategic advantage.

Second, this power of one. We can take this to a completely new level by offering more compelling, bundled offers across our beverage and food portfolio. We can also serve our fountain and food service customers better as we will be positioned to provide them with enhanced customer service across both our beverages and snacks on a national basis.

Third, over time, this transaction allows us to consolidate the manufacturing network of hot-fill and cold-fill assets, which will provide cost benefits for the entire system, allowing us to step up our investment in growth and innovation.

Fourth, the beverage business of today and looking ahead will be very different in one major way, which has significant consequences for brand, innovation, go to market and retail [theater]. We believe that we are likely to see even more product diversification as health and wellness offerings become a larger part of the beverage portfolio.

The only way we can successfully launch these products and make them compelling for consumers to buy them is if we can get them on the retail shelf cost-effectively and incubate them so they can establish a franchise with consumers. The [DOC] system that exists in beverages today is inadequate to accomplish this because new products, which don't have the heft or velocity of legacy products, get prematurely minimized sometimes.

Similarly, the beverage distribution system of today does not allow flexible sorting of products to tailor distribution by channel. This transaction allows us to flexibly deploy multiple go-to-market systems. It also allows us to get new health and wellness products onto retail shelves and really incubate them to give them a chance to succeed.

And finally, we can eliminate redundant costs between the various systems, including headquarters and back-office.

Taken together, we are very excited about the potential new structural architecture of the North American business and the flexibility it will give us. We also now believe we can capture about $300 million in pretax synergies on an annual basis as we reduce costs and leverage scale efficiencies.

Just a bit on synergies. We have had a lot of discussion about these numbers, so let me clarify a few things. The $300 million is something we believe we can achieve in the next three years as we reestablish the base of the new merged system and reignite healthy growth.

At PepsiCo, we have a very well-developed forced merger integration approach and we are all ready to swing into action. The benefits I cited provide us with a truly differentiated competitive advantage that transcends just a synergy number. Our system will be in a much better position to lead in customer service, innovation and expanding product distribution, helping PepsiCo redefine the shape of the beverage market in the future.

We anticipate closing after the required regulatory approval. We will leverage the collective strength and knowledge of all three organizations through an integration task force and overall program management approach. The vast majority of associates across the blue system will stay focused on managing day-to-day operations and customer service.

I would like to thank Eric Foss and Bob Pohlad for their leadership and partnership during our negotiation. Our strategic intent is to drive towards a new model grounded in speed, simplicity and flexibility and move swiftly forward in integrating the blue system into one company.

Before we turn it over to Richard, I would like to ask Eric and Bob to make a few comments. Eric?

Eric Foss - Pepsi Bottling Group - Chairman & CEO

Thank you, Indra. It's great to be here today and on behalf of the Pepsi Bottling Group, I will add that we are extremely pleased about this morning's announcement. We have had a very productive 10-year relationship with PepsiCo and we are excited to be entering into a new phase of that relationship together with Pepsi Americas to create something really special for all of our stakeholders.

As Indra mentioned, the strategic rationale for this deal is enormous, including flexibility and speed to market, streamlining the supply chain and reinvesting to accelerate growth. In addition, the PBG employees should benefit from greater career opportunities. We also believe our shareholders will benefit from the structure of this transaction, which delivers the best of both worlds -- 50% in cash at a substantial premium, as well as 50% in PepsiCo stock, enabling them to participate in the significant upside we see in the combination.

When I was named CEO of PBG, I mentioned at the time how fortunate I was to lead an organization that had the top three elements of any CEO's corporate wish list -- first, strong brands; second, a productive and efficient go-to-market system and finally, talented, motivated people. These assets were paramount to our success then and they are just as valuable and applicable to the new beverage company being formed today.

I would like to thank the men and women of PBG for the tremendous value that they have built at PBG over the last 10 years and for the leadership and commitment they continue to demonstrate everyday in every way. Together, we have helped grow our customers' businesses. We have created a great place to work and build a career and we have delivered earnings growth and shareholder value.

In closing, this transaction positions the Pepsi system to continue to win in the marketplace and that is the goal Indra, Bob and I all share. Thank you. Bob?

Bob Pohlad - Pepsi Americas - Chairman & CEO

Thanks, Eric and good morning, everyone. Today's announcement is an important day for Pepsi Americas and for all our shareholders. From the beginning of this process, we have believed in the strategic rationale and the timing of an integrated Pepsi system. This is not change for change sake; this is change with purpose. The timing is right and the potential is real and significant to tailor all parts of our business to the needs of our customers and the tastes of our consumers.

Over the past nine years since the formation of Pepsi Americas, we have built a company that has achieved much success. Today's events are a clear reflection of what we have accomplished in our market, in our ability to identify new growth opportunities and importantly, our ability to realize the potential of both of those. Everything we have achieved is the result of the talent, dedication and commitment of the over 20,000 people that are Pepsi Americas. Each one has made an important contribution and each has my respect and thanks.

Finally, we look forward to continuing our strong partnership with PepsiCo that begins with Indra Nooyi for whom I have great respect and it extends into the close working relationships we have with the entire PepsiCo organization both here in North America and in Pepsi International. Thank you. Richard?

Richard Goodman - PepsiCo - CFO

Thanks, Bob. As you saw in the press release, we will be paying about $7.8 billion in a combination of stock and cash for the shares of PBG and PAS that we don't currently own. As Indra indicated, we believe we can capture annual pretax synergies of $300 million, largely due to, one, G&A cost savings related to overlapping functions at the corporate and operating levels globally; two, the reduction of manufacturing and warehouse logistics and other supply chain costs; three, the rationalization of selling and other go-to-market functions; and four, benefit from enhanced distribution of our products.

This is about $100 million more than we had anticipated in April with the difference mostly driven by additional savings opportunities identified in our discussions with PBG and PAS. We expect to realize more than half of these synergies in the first 18 months and the full benefits by year three. We also expect to incur one-time costs of about $300 million to achieve these synergies. We expect that this transaction will result in EPS accretion of about $0.15 by year three when the cost savings will be fully realized. There will be modest accretion in 2010.

Let me turn to our cash flow and balance sheet. As most of you are aware, the rating agencies already evaluate us on the collective debt of the system. As a result of this transaction, we will be taking down about $4 billion of additional debt. However, we remain committed to returning free cash flow to shareholders in the form of dividends and share repurchases and we believe our financial flexibility will allow us to continue to opportunistically pursue tuck-in acquisitions globally as we have done over the past several years.

I also want to note that to the extent our share repurchases continue to be delayed in 2009 because of the transaction, we would look to repurchase additional shares over the following 12 to 18 months. This transaction will reduce our ROIC from the mid-20s to the high teens. However, over time as we grow revenue and operating income, we expect this metric to improve.

The transaction is not subject to financing contingencies. Of course, it requires approval of PBG and PAS shareholders. We will close it as expeditiously as possible, recognizing that the transaction will undergo the customary regulatory approval process. As such, we anticipate the transaction will be completed by the end of this year or early next year. Until we actually close the transaction, we will not be in a position to give you additional information on the financial implications beyond what we have just shared with you. With that, let me turn it over to the operator for Q&A.

QUESTION AND ANSWER

Operator

(Operator Instructions). Kaumil Gajrawala, UBS.

Kaumil Gajrawala - UBS - Analyst

Hey, guys. Good morning, everybody. As it relates to the $300 million, is that entirely coming from cost savings or is there some revenue synergies baked into that number?

Indra Nooyi - PepsiCo - Chairman & CEO

Richard?

Richard Goodman - PepsiCo - CFO

It is primarily -- the majority of it is cost savings, but it also includes the profit implications of expanded revenue that we hope to capture over the next several years.

Indra Nooyi - PepsiCo - Chairman & CEO

But I would say 80% of it is cost savings.

Kaumil Gajrawala - UBS - Analyst

On the cost side. So as you go through the process of achieving these synergies, any additional synergies that you find along the way, is that slated to be reinvested in top line or is that something you would then come back to us and potentially talk about for falling to the bottom line?

Indra Nooyi - PepsiCo - Chairman & CEO

Let's cross that bridge when we get there, Kaumil.

Kaumil Gajrawala - UBS - Analyst

Okay. And then the last thing, as it relates to your long-term algorithm, how does this change it? Obviously the weightings now are different as it relates to the size of your business that is in the US and that is beverages. So can you talk to us about what the algorithm looks like now as it relates to top line, the leverage and then what we should expect, excluding the cost synergies, over the long term on earnings growth?

Richard Goodman - PepsiCo - CFO

I think that at -- I mean, at this point, we have long-term goals that are in place that we feel that we can realize. Obviously, in the current economy, it is really very difficult to sort of predict exactly what 2010 is going to look like. It really depends upon what the economy is going to be. But clearly, we believe that this is an extremely attractive acquisition and will help enormously in solidifying our North American beverage business.

Kaumil Gajrawala - UBS - Analyst

Okay. So then maybe it is something you would come back to us with when you --?

Richard Goodman - PepsiCo - CFO

Yes, we will certainly do that later in the year.

Kaumil Gajrawala - UBS - Analyst

All right. Thank you.

Operator

Carlos Laboy, Credit Suisse.

Carlos Laboy - Credit Suisse - Analyst

Good morning, everyone. Congratulations.

Indra Nooyi - PepsiCo - Chairman & CEO

Thank you.

Carlos Laboy - Credit Suisse - Analyst

Beyond the synergies and the transition, what kind of a long-term growth rate do you think this new model can yield and can you maybe compare that against what the alternative might've been?

Indra Nooyi - PepsiCo - Chairman & CEO

Carlos, I will tell you, this is a brief call where we are just updating you on the transaction. As Richard mentioned, later on in the year, we will come back and talk to you much more expansively about what the consequences are of the transaction, the implications of the strategic reshaping and what the future for PepsiCo overall in North America in particular looks like. So hold that question and ask it at that meeting.

Carlos Laboy - Credit Suisse - Analyst

Okay. Is there anything you can tell us on the DPS brands?

Indra Nooyi - PepsiCo - Chairman & CEO

On the what?

Carlos Laboy - Credit Suisse - Analyst

On Dr. Pepper?

Indra Nooyi - PepsiCo - Chairman & CEO

No, there is nothing. I mean --.

Richard Goodman - PepsiCo - CFO

Dr. Pepper is in our system now. It was in our system before the bottlers spin-off and we have very good relationships with Dr. Pepper and we have done a very good job with the Dr. Pepper products.

Carlos Laboy - Credit Suisse - Analyst

Thank you.

Operator

John Faucher, JPMorgan.

John Faucher - JPMorgan Chase - Analyst

Yes, good morning. As far as the timing of the synergy goes, if I remember correctly, when you initially announced the offer, it was $200 million in 18 months. And I guess if we look at it now, if you are saying half the cost saves will show up in the first 18 months now, it seems as though you're actually taking the synergy target down by $50 million if I'm reading this correctly. So can you walk me through maybe what I am missing from a timing standpoint here?

Richard Goodman - PepsiCo - CFO

I don't think -- I mean I think at the end of the day, we thought it would take us about three years in order to be able to get the full synergies. And as we reviewed both with Bob and Eric the nature of the synergies themselves, I think we are in pretty good agreement that that is what we can get, recognizing that we had sometimes thought that we could maybe close at a different point earlier. But at this point, we will do all of the things that we can. We clearly have every interest in getting the synergies as quickly as possible. But I think that realistically speaking, there are a number of things that we need to do in order to be able to make this happen and we want to make sure that we do it in an entirely planned-for way.

Indra Nooyi - PepsiCo - Chairman & CEO

John, let me just say something. Even the original announcement, it was always three years. We did not have an 18 month number at all. $200 million fully realized for the end of year three is what we said even then.

John Faucher - JPMorgan Chase - Analyst

Okay. So the accretion then was -- if I remember correctly, there was something about 18 months. Was that the accretion then was flowing through in 18 months?

Indra Nooyi - PepsiCo - Chairman & CEO

No. I mean just as Richard mentioned, this deal is modestly accretive in 2010. By year three, it is about $0.15 and then it ramps up in 2011. So at this point, we have taken it up by $100 million in synergies. We are still staying with the three years. So this is a nice bump to what we said in April.

John Faucher - JPMorgan Chase - Analyst

Okay. Thank you. And then one sort of housekeeping question. Do you know when you are going to file for regulatory approval?

Indra Nooyi - PepsiCo - Chairman & CEO

It is too early to talk about that, John. We just got the deal signed. So let's come back and talk to you about all this over the next few days.

John Faucher - JPMorgan Chase - Analyst

Okay. Thank you.

Indra Nooyi - PepsiCo - Chairman & CEO

Thanks, John. I guess we are going to take one last question.

Operator

Bill Pecoriello, Consumer Edge Research.

Bill Pecoriello - Consumer Edge Research - Analyst

Congratulations to everybody.

Indra Nooyi - PepsiCo - Chairman & CEO

Thanks, Bill.

Bill Pecoriello - Consumer Edge Research - Analyst

The question on the 20% of the unconsolidated volume in the US, do you see any issues in terms of cooperation in the route-to-market changes? Do you see more consolidation of that network over time? And just as a second question, in terms of the management structure and running the combined operations, is it too early to talk about that? Thanks.

Indra Nooyi - PepsiCo - Chairman & CEO

Let's skip to the second question. I think, again, it is too early to talk about all the management changes or whatever we need to do. Let's hold that question.

On the first question, as I said on the call the last time, we have a great relationship with both the Pepsi-Cola Bottling Association and the Independent Bottlers Association. So all of our independent bottlers and PepsiCo, we have had a great relationship over the past few years. And I expect that relationship has been, in fact, solidified and taken to a new level going forward. So we don't see any problem and in the past few months, the conversations we have had with representatives of either association does not seem to indicate that there is going to be any problem at all.

Bill Pecoriello - Consumer Edge Research - Analyst

Thank you.

Indra Nooyi - PepsiCo - Chairman & CEO

Okay. So let me just bring this call to a close. And before we close, let me reiterate that we believe the LRB category is at a point in its evolution where both steps are required to help shape the future and insure profitable long-term growth. We truly believe that one vertically integrated system can effectively drive cost synergies, invest in marketing and product innovation, successfully incubate new health and wellness offerings and optimize manufacturing and distribution systems. And all of this, I think, makes us far more nimble in the marketplace, allowing us to better capitalize on future growth opportunities.

But to be honest, this transaction goes beyond beverages to our entire North American business. Over the past four months, we have spent some time thinking through the many ways we can take our North American business to a whole new level by leveraging our incredible reservoir of knowledge of consumer eating and drinking habits, DOC systems, high velocity product merchandising, impulse product marketing and flexible deployment of go-to-market systems.

Our long-term goal is to be viewed by our North American customers and consumers as the leading food and beverage company in terms of product offerings, service levels and overall performance. While it would be premature to talk about all of these details today, the ideas that are emerging, some of the concepts already being tested at Frito-Lay North America, some of the thoughts coming from our anchor bottling partners, all give me reason to feel very optimistic about the layers of long-term advantage we are building into our North American business. It bodes well for shoppers, retailers, our shareholders, but most importantly for our associates, which brings me to our people.

I believe PepsiCo and the combined bottling companies have the best leaders in the global food and beverage industry. A group of people with tremendous experience and a group whose talents we refresh when needed to insure diversity of thought. It is through the leadership of this group of people that we will be able to seamlessly integrate these three companies into one and win in the marketplace. It is their can-do spirit, coupled with their must-do sense of responsibility, that makes PepsiCo sustain great performance over many years. I feel privileged to lead such an incredible group of associates. Thank you all for your time and we look forward to a continuing dialogue with you.

Operator

This concludes today's PepsiCo conference call. You may now disconnect.

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.